March 24, 2003

To the Stockholders of

    TORCHMARK CORPORATION:

Torchmark’s 2003 annual meeting of stockholders will be held in the auditorium at the executive offices of the Company, 2001 Third Avenue South, Birmingham, Alabama 35233 at 10:00 a.m., Central Daylight Time, on Thursday, April 24, 2003. The meeting will be conducted using Robert’s Rules of Order and the Company’s Shareholder Rights Policy. This policy is posted on Torchmark’s web site at http://www.torchmarkcorp.com or you may obtain a printed copy by writing to the Corporate Secretary at the Company’s executive offices.

The accompanying notice and proxy statement discuss proposals which will be submitted to a stockholder vote. If you have any questions or comments about the matters discussed in the proxy statement or about the operations of your Company, we will be pleased to hear from you.

It is important that your shares be voted at this meeting. Please mark, sign, and return your proxy or vote over the telephone or the Internet. If you attend the meeting, you may withdraw your proxy and vote your stock in person if you desire to do so.

We hope that you will take this opportunity to meet with us to discuss the results and operations of the Company during 2002.

Sincerely,

C.B. Hudson

Chairman & Chief Executive Officer

Notice of Annual Meeting of Stockholders

to be held April 24, 2003

To the Holders of Common Stock of

TORCHMARK CORPORATION

The annual meeting of stockholders of Torchmark Corporation will be held at the executive offices of the Company, 2001 Third Avenue South, Birmingham, Alabama 35233 on Thursday, April 24, 2003 at 10:00 a.m., Central Daylight Time. The meeting will be conducted in accordance with Robert’s Rules of Order and the Company’s Shareholders Rights Policy. You will be asked to:

(1)  Elect the nominees shown in the proxy statement as directors to serve for their designated terms or until their successors have been duly elected and qualified.

(2)  Consider the appointment of Deloitte & Touche LLP as independent auditors.

(3)  Approve the Torchmark Corporation Annual Management Incentive Plan.

(4)  Consider a shareholder proposal regarding holding tobacco equities in the Company’s investment portfolio.

(5)  Transact any other business that properly comes before the meeting.

These matters are more fully discussed in the accompanying proxy statement.

The close of business on Monday, March 3, 2003 is the date for determining stockholders who are entitled to notice of and to vote at the annual meeting. You are requested to mark, date, sign, and return the enclosed form of proxy in the accompanying envelope, whether or not you expect to attend the annual meeting in person. You may also choose to vote your shares over the telephone or the Internet. You may revoke your proxy at any time before it is voted at the meeting.

The annual meeting may be adjourned from time to time without further notice other than by an announcement at the meeting or at any adjournment. Any business described in this notice may be transacted at any adjourned meeting.

By Order of the Board of Directors

Carol A. McCoy

Vice President, Associate Counsel & Secretary

Birmingham, Alabama

March 24, 2003

PROXY STATEMENT

Solicitation of Proxies

The Board of Directors of Torchmark Corporation solicits your proxy for use at the 2003 annual meeting of stockholders and at any adjournment of the meeting. The annual meeting will be held at the executive offices of the Company, 2001 Third Avenue South, Birmingham, Alabama 35233 at 10:00 a.m., Central Daylight Time on Thursday, April 24, 2003. C.B. Hudson and Larry M. Hutchison are named as proxies on the proxy/direction card. They have been designated as directors’ proxies by the Board of Directors.

If the enclosed proxy/direction card is returned, properly executed, and in time for the meeting, your shares will be voted at the meeting. All proxies will be voted in accordance with the instructions set forth on the proxy/direction card. If proxies are executed and returned which do not specify a vote on the proposals considered, those proxies will be voted FOR proposals 1, 2 and 3 and AGAINST proposal 4. You have the right to revoke your proxy by giving written notice of revocation addressed to the Secretary of the Company at the address shown above at any time before the proxy is voted.

The card is considered to be voting instructions furnished to the respective trustees of each of the Torchmark Corporation Savings and Investment Plan, the Waddell & Reed Financial, Inc. 401-K and Savings and Investment Plan, the Liberty National Life Insurance Company 401(k) Plan and the Profit-Sharing and Retirement Plan of Liberty National Life Insurance Company with respect to shares allocated to individual’s accounts under these plans. If the account information is the same, participants in one or more of the plans who are also shareholders of record will receive a single card representing all their shares. If a plan participant does not return a proxy/direction card to the Company, the trustees of any plan in which shares are allocated to the participant’s individual account will vote those shares in the same proportion as the total shares in that plan for which directions have been received.

A simple majority vote of the holders of the issued and outstanding common stock of the Company represented in person or by proxy at the stockholders meeting is required to elect directors and approve all other matters put to a vote of stockholders. Abstentions are considered as shares present and entitled to vote. Abstentions have the same legal effect as a vote against a matter presented at the meeting. Any shares for which a broker or nominee does not have discretionary voting authority under applicable New York Stock Exchange rules will be considered as shares not entitled to vote and will not be considered in the tabulation of the votes.

Record Date and Voting Stock

Each stockholder of record at the close of business on March 3, 2003 is entitled to one vote for each share of common stock held on that date upon each proposal to be voted on by the stockholders at the meeting. At the close of business on March 3, 2003, there were 117,121,462 shares of common capital stock of the Company outstanding (not including 2,862,196 shares held by the Company which are non-voting while so held). There is no cumulative voting of the common stock.

Principal Stockholders

The following table lists all persons known to be the beneficial owner of more than five percent of the Company’s outstanding common stock as of December 31, 2002, as indicated from Schedule 13G filings with the Securities and Exchange Commission.

Name and Address	Number of Shares	Percent of Class
AXA Conseil Vie Assurance Mutuelle
AXA Assurances I.A.R.D. Mutuelle
AXA Assurances Vie Mutuelle
370, rue Saint Honore
75001 Paris, France

AXA Courtage Assurance Mutuelle
26, rue Louis le Grand
75002 Paris, France

AXA
25, avenue Matignon
75008 Paris, France

AXA Financial, Inc.	10,746,076(1)	9.	1%
1290 Avenue of The Americas
New York, NY 10104

Dodge & Cox	11,257,884(2)	9.5%
One Sansome Street, 35th Floor
San Francisco, CA 94104

(1)	AXA Conseil Vie Assurance Mutuelle, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, French companies (collectively, the “Mutuelles AXA”), acting as a parent holding company, and AXA, a French company, as a parent holding company, hold no shares of Torchmark stock directly and the Mutuelles AXA and AXA have disclaimed beneficial ownership of such stock. All stock reported is owned either by AXA subsidiary, AXA Rosenberg Investment Management LLC, solely for investment purposes, 1,500 shares (sole power to vote and shared power to dispose of 1,500 shares) or by subsidiaries of AXA Financial, Inc. (a Delaware corporation), Alliance Capital Management L.P., solely for investment purposes on behalf of client discretionary investment advisory accounts, 10,743,776 shares (sole power to vote 4,604,196 shares, shared power to vote 886,004 shares and sole power to dispose of 10,743,776 shares) or The Equitable Life Assurance Society of the United States, solely for investment purposes, 800 shares (sole power to dispose of 800 shares, no sole or shared power to vote).
(2)	Stock reported as owned is beneficially owned by clients of Dodge & Cox, a California corporation, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients. Dodge & Cox has sole power to vote 10,426,984 shares, shared power to vote 231,000 shares and sole power to dispose of 11,257,884 shares.

PROPOSAL NUMBER 1

Election of Directors

The Company’s By-laws provide that there will be not less than seven nor more than fifteen directors with the exact number to be fixed by the Board of Directors. In July, 2002, the number of directors was increased to twelve persons and Paul J. Zucconi was elected to the Board.

The Board of Directors proposes the election of David L. Boren, Louis T. Hagopian, Harold T. McCormick and Paul J. Zucconi as directors, to hold office for a term of three years, expiring at the close of the annual meeting of stockholders to be held in 2006 or until their successors are elected and qualified. Messrs. Boren, Hagopian, McCormick and Zucconi’s current terms expire in 2003. The term of Joseph W. Morris will expire at the April 2003 annual meeting of stockholders at which time he will retire from the Board. The term of office of the other seven directors continues until the close of the annual meeting of stockholders in the year shown in the biographical information below.

Non-officer directors retire from the Board of Directors at the annual meeting of stockholders which immediately follows their 78th birthday. Directors who are employee officers of the Company retire from active service as directors at the annual stockholders meeting immediately following their 65th birthday, except that these directors may be elected to a series of additional three year terms not to continue beyond the annual meeting of stockholders following the director’s 78th birthday.

If any of the nominees becomes unavailable for election, the directors’ proxies will vote for the election of any other person recommended by the Board of Directors unless the Board reduces the number of directors.

The Board recommends that the stockholders vote FOR the nominees.

Profiles of Directors and Nominees(1)

David L. Boren (age 62) has been a director of the Company since April, 1996. He is a director of Conoco-Phillips Inc., AMR Corporation and Texas Instruments, Inc. Principal occupation: President of The University of Oklahoma, Norman, Oklahoma since November, 1994.

Joseph M. Farley (age 75) has been a director of the Company since 1980. His term expires in 2004. Principal occupation: Of Counsel at Balch & Bingham LLP, Attorneys and Counselors, Birmingham, Alabama since November, 1992.

Louis T. Hagopian (age 77) has been a director of the Company since 1988. Principal occupation: Owner of Meadowbrook Enterprises, Darien, Connecticut, an advertising and marketing consultancy, since January, 1990.

C. B. Hudson (age 57) has been a director since 1986. His term expires in 2004. Principal occupation: Chairman and Chief Executive Officer of the Company since March, 1998. (President of the Company, March, 1998-April, 2001; Chairman of Insurance Operations of the Company January, 1993-March, 1998; Chairman of Liberty, United American and Globe October, 1991-September, 1999 and Chief Executive Officer of Liberty December, 1989-September, 1999, of United American November, 1982-September, 1999 and of Globe February, 1986-September, 1999).

Joseph L. Lanier, Jr. (age 71) has been a director of the Company since 1980. His term expires in 2004. He is a director of Dan River Incorporated, Flowers Foods and Dimon Inc. Principal occupation: Chairman of the Board and Chief Executive Officer of Dan River Incorporated, Danville, Virginia, a textile manufacturer, since November, 1989.

Mark S. McAndrew (age 49) has been a director of the Company since July, 1998. His term expires in 2005. Principal occupation: Chairman of Insurance Operations of the Company since February, 2003; Chief Executive Officer of United American, Globe and American Income since September, 1999; President of United American and Globe since October, 1991 and of American Income since September, 1999 (Executive Vice President of the Company, September, 1999-February, 2003; Chairman of United American, Globe and American Income, September 1999-June, 2001; Vice President of the Company April-September, 1999).

Harold T. McCormick (age 74) has been a director since April, 1992. Principal occupation: Chairman and Chief Executive Officer of Bay Point Yacht & Country Club, Panama City, Florida, since March, 1988; Director, First Ireland Spirits Co., Ltd., Abbeyleix, Ireland, since February, 2001 (Chairman, February, 1996-February, 2001).

George J. Records (age 68) has been a director of the Company since April, 1993. His term expires in 2005. Principal occupation: Chairman of Midland Financial Co., Oklahoma City, Oklahoma, a bank and financial holding company for retail banking and mortgage operations, since 1982.

R. K. Richey (age 76) has been a director of the Company since 1980. His term expires in 2004. Principal occupation: Chairman of the Executive Committee of the Board of Directors of the Company since March, 1998. (Chairman of the Company, August, 1986-March, 1998 and Chief Executive Officer of the Company, December, 1984-March, 1998).

Lamar C. Smith (age 55) has been a director of the Company since October, 1999. His term expires in 2005. Principal Occupation: Chairman since 1992 and Chief Executive Officer since 1990 of First Command Financial Services, Inc., Fort Worth, Texas.

Paul J. Zucconi (age 62) has been a director of the Company since July, 2002. He is a director of Titanium Metals Corporation. Principal occupation: Business Consultant, Plano, Texas, since January, 2001. (Partner, KPMG LLP July, 1976-January, 2001)

(1)	Liberty, Globe, United American, American Income and UILIC as used in this proxy statement refer to Liberty National Life Insurance Company, Globe Life And Accident Insurance Company, United American Insurance Company, American Income Life Insurance Company and United Investors Life Insurance Company, subsidiaries of the Company.

PROPOSAL NUMBER 2

Approval of Auditors

A proposal to approve the appointment of the firm of Deloitte & Touche LLP as the principal independent accountants of the Company to audit the financial statements of the Company and its subsidiaries for the year ending December 31, 2003 will be presented to the stockholders at the annual meeting. Deloitte & Touche served as the principal independent accountants of Torchmark, auditing the financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2002 and has served in such capacity since 1999. The Audit Committee of the Board recommends the appointment of Deloitte & Touche to serve as the Company’s principal independent accountants for 2003.

A representative of Deloitte & Touche is expected to be present at the meeting and available to respond to appropriate questions and, although the firm has indicated that no statement will be made, an opportunity for a statement will be provided.

If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the selection of independent auditors will be reconsidered by the Board of Directors.

The Board recommends that stockholders vote FOR the proposal.

PROPOSAL NUMBER 3

Approval of Annual Management Incentive Plan

Torchmark’s executive compensation program has for a number of years included short-term incentive bonus awards to selected senior executive officers. On February 25, 2003, the Board of Directors adopted the Torchmark Corporation Annual Management Incentive Plan (the Plan), subject to shareholder approval. The Plan is consistent with Torchmark’s historical practices for the payment of bonuses to its senior executive officers. The purposes of the Plan are to attract and retain top quality senior executives and to reward selected senior executive officers for their contributions to superior corporate performance through the payment of objectively-determined, performance-based annual bonuses. Subject to Torchmark shareholders’ approval of the Plan, compensation paid pursuant to the Plan is intended, to the extent reasonable, to qualify as “performance-based compensation” not subject to the limitations of the Internal Revenue Code Section 162(m) on tax deductibility of executive compensation in excess of $1 million. In order to ensure that Torchmark can receive a federal income tax deduction for the bonus compensation paid to such senior executives, Torchmark is submitting the Plan for your approval. In addition to compensation payable under the Plan, Torchmark may compensate its executives and key employees, in the form of salaries, bonuses or other benefits, for which Torchmark may or may not receive a tax deduction. A brief summary of the material provisions of the Plan follows. This summary is qualified in its entirety by a complete copy of the Plan, which is included as Attachment A to this Proxy Statement.

Description of Plan

Administration

The Plan will be administered by the Compensation Committee of the Board of Directors of Torchmark, which will always be comprised of at least three directors, each of whom must be an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code. All questions of Plan interpretation will be determined by the Compensation Committee and its decisions will be final and binding on all participants. The Compensation Committee will interpret the Plan in a manner consistent with the requirements to qualify payments made under the Plan as deductible “performance-based” compensation under Section 162(m).

Eligibility And Participation

Persons eligible to participate in the Plan will include all “covered employees” as defined in Section 162(m), meaning those employees who, on the last day of Torchmark’s taxable year, are the chief executive officer of the Company and the four highest paid executive officers (other than the chief executive officer) whose compensation is required to be reported to shareholders in the Summary Compensation Table in the Proxy Statement. Additionally, the Compensation Committee may annually designate any other executive officer of Torchmark or its subsidiaries to participate in the Plan. In total, eight employees (including all of Torchmark’s named Executive Officers in this Proxy Statement) are currently eligible to participate in the Plan and three employees have been designated to participate in the Plan for the current fiscal year.

Plan Operation

The Plan will provide for the establishment of a portion of Torchmark’s annual bonus pool from which bonuses to each eligible executive will be paid, subject to the attainment of the pre-determined performance criteria discussed below.

Bonus Pool.    Each year, the Torchmark Compensation Committee establishes a bonus pool from which all eligible executives of Torchmark and its subsidiaries, defined as those executives whose cash compensation is $150,000 or more, may be paid bonuses. The amount of the total bonus pool for the performance period (typically a calendar year) is determined by taking a percentage, not to exceed 1%, of Torchmark’s pre-tax operating income for the performance period. Pre-tax operating income is defined by Torchmark as income, before taxes, excluding realized investment losses and certain other nonoperating items, nonrecurring items and discontinued operations which may vary from year to year.

The actual percentage for determining the amount of the bonus pool is determined by the Compensation Committee not later than 90 days after the beginning of each year. The percentage to be used for establishing the bonus pool is based on the percentage derived by dividing the aggregate amount of the target bonus amounts for all executives of Torchmark and its subsidiaries who are eligible to receive a bonus (including bonuses paid outside of the Plan) by the amount of Torchmark’s projected pre-tax operating income for the year. Each year, the Compensation Committee will determine, with input from the Chief Executive Officer, target bonus amounts for all company executives covered by the Plan, which are the maximum bonus amounts payable to a participating executive assuming the attainment of the performance or other criteria used for evaluating the performance of such executive. The maximum bonus amount payable under the Plan to the Chief Executive Officer and the other four “covered employees” will not exceed 40% of the total bonus pool.

Target Bonuses and Performance Criteria.    Under the Plan, the Compensation Committee will establish the performance criteria/objectives and target bonus awards for each participant not later than 90 days after the beginning of each year. These performance criteria/objectives that must be met in order for Torchmark to pay bonuses to Plan participants will be based on: (1) for holding company executives, growth in net operating income per share, pre-tax operating income and/or return on equity; and (2) for insurance company executives, growth in insurance operating income, underwriting income and/or premium income. Actual performance relative to the selected objective(s) will determine the extent to which the target bonus amount will be paid for a performance period, typically a fiscal year. The chief executive officer may be paid a bonus not to exceed 15% of the total bonus pool described above; the four other “covered employees” may be paid individual bonuses which in total may not exceed 25% of the total bonus pool. The maximum bonus amount which may be paid to any single participant in any one fiscal year is $1,500,000 and a minimum of zero may be paid.

Calculation and Payment of Annual Awards.    At the end of the performance period, the Compensation Committee will be required to determine if the performance criteria/objectives have been met by a participant and certify the same before any bonus is actually paid. The Plan gives the Compensation Committee the right, in its sole discretion, to reduce the amount to be paid based upon that Committee’s assessment of the participant’s individual performance or for any other reason. The Plan does not permit the Compensation Committee to increase a bonus payment above the objectively-determined amount.

These awards will be payable to participants (provided they are employed by Torchmark or any of its subsidiaries as of the determination date) as soon as practicable after final determination by the Compensation Committee, either in cash or in the form of non-qualified Torchmark stock options with an exercise price equal to the fair market value of Torchmark common stock on the payment date of the bonus.

Amendment and Termination of the Plan

Torchmark’s Board of Directors may at any time alter, amend, suspend or terminate the Plan in whole or in part. However, no such action will be effective without approval by the shareholders of Torchmark to the extent that this approval is required to continue to qualify the payments under the Plan for treatment as performance-based compensation under Section 162(m).

Federal Income Tax Consequences

Cash payments made under the Plan will be taxable to the recipient thereof when paid, and Torchmark or the subsidiary of Torchmark which employs or employed the recipient will generally be entitled to a federal income tax deduction in the calendar year for which the amount is paid.

If the recipient of a bonus determines to receive payment in the form of non-qualified Torchmark stock options, such stock options will be taxable to him or her when the options are exercised. Torchmark or its subsidiary which employs or employed the recipient will also be entitled to a federal income tax deduction for the calendar year in which the option was exercised.

New Plan Benefits

No awards have been paid under the Plan. The Compensation Committee has fixed the total bonus pool for 2003 at .60% of pre-tax operating income for 2003. Because payment of any award for 2003 to a participating executive will be contingent upon the attainment of performance objectives that have been established for that calendar year by the Compensation Committee, the amounts payable to eligible participants under the Plan for 2003 cannot currently be determined. Since such amounts are not presently determinable, the amounts that would have been awarded for fiscal year 2002, based upon the formula for calculating the 2003 total bonus pool (as described above) and assuming the attainment of the performance objectives/targets set by the Compensation Committee for 2003 are as follows:

New Plan Benefits

Torchmark Corporation Short-Term Incentive Plan

Name and Position(1)	Dollar Value

C.B. Hudson, Chairman & CEO	$576,000

Mark S. McAndrew, Chairman of Insurance Operations; President & CEO, UA, Globe & AIL	$384,000

Tony G. Brill, Executive Vice President & Chief Administrative Officer	$192,000

Executive Group (3 persons)	$1,152,000

Non-Executive Group	0

Non-Executive Officer Employee Group	0

(1)	Messrs. Anthony L. McWhorter and Gary L. Coleman have not been designated as participants in the Plan for 2003 and thus their bonuses are not determinable or subject to estimation for purposes of this Table.

Required Vote

In order to be adopted, this proposal must receive the affirmative vote of a majority of the holders of common shares eligible to be voted at the Annual Meeting. As a result, any shares not voted (whether by abstention, broker non-vote or otherwise) will have the same effect as a vote against the proposal.

The Board recommends that you vote FOR the adoption of the Torchmark Corporation Annual Management Incentive Plan.

PROPOSAL NUMBER 4

Shareholder Proposal

Torchmark received the following resolution submitted by CHRISTUS Health and co-sponsored by the St. Joseph Health System and the Congregation of the Sisters of Charity of the Incarnate Word and is including it in this proxy statement in accordance with SEC Rule 14a-8 of the Securities and Exchange Act of 1934. Torchmark will provide the addresses for the proponents as well as the number of common shares of Torchmark that they hold promptly upon written or oral request addressed to the Corporate Secretary at the Company’s executive offices.

The Board recommends that stockholders vote AGAINST the proposal.

INSURANCE INVESTMENTS IN TOBACCO COMPANIES

WHEREAS—as shareholders, we are concerned about investing in the tobacco industry by any health care-related institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers:

—	A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.

—	A Philip Morris-commissioned Arthur D. Little International Report in 2001 showed a cost-benefit analysis of smoking and social services in the Czech Republic. It showed savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.

—	While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company “to commission this study was not only a terrible mistake, it was wrong” (USA Today 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.

—	In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.

—	We believe it is inconsistent for insurers to invest in tobacco equities and yet proclaim concerns about health and life. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: That shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2004.

Supporting Statement

In commenting on the huge equities of health insurers and health providers in tobacco, a July 7-9, 1995 editorial in USA Today declared:

Major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation’s merchants of care are partners with the nation’s merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples’ illness and death by investing in tobacco, vote YES for this resolution.

OTHER BUSINESS

The directors are not aware of any other matters which may properly be and are likely to be brought before the meeting. If any other proper matters are brought before the meeting, the persons named in the proxy, or in the event no person is named, C.B. Hudson and Larry M. Hutchison will vote in accordance with their judgment on these matters.

INFORMATION REGARDING DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

Executive Officers

The following table shows certain information concerning each person deemed to be an executive officer of the Company, except those persons also serving as directors. Each executive officer is elected by the Board of Directors of the Company or its subsidiaries annually and serves at the pleasure of that board. There are no arrangements or understandings between any executive officer and any other person pursuant to which the officer was selected.

Name	Age	Principal Occupation and Business Experience for the Past Five Years(1)
Tony G. Brill	60	Executive Vice President and Chief Administrative Officer of Company since September, 1999. (Vice President of Company, January, 1997-September, 1999).

Gary L. Coleman	50	Executive Vice President and Chief Financial Officer of Company since September, 1999. (Vice President and Chief Accounting Officer of Company, July, 1994-September, 1999).

Larry M. Hutchison	49	Executive Vice President and General Counsel of Company since September, 1999; (Vice President and General Counsel of Company, April, 1997-September, 1999).

Anthony L. McWhorter	53

President of Liberty since December, 1994 and of UILIC since September, 1998; Chief Executive Officer of Liberty and UILIC since September, 1999; Executive Vice President of Company since September, 1999. (Chairman of Liberty and UILIC, September, 1999-June, 2001).

Rosemary J. Montgomery	53

Executive Vice President and Chief Actuary of Company, United American and Globe since September, 1999 and of American Income since October, 1999. (Senior Vice President and Chief Actuary of United American, October, 1991-September, 1999 and of Globe, May, 1992-September, 1999).

Russell B. Tucker	55	Executive Vice President and Chief Investment Officer of Company since October, 2001; (Vice President of Company, January, 1997-October, 2001).

Stock Ownership

The following table shows certain information about stock ownership of the directors, director nominees and executive officers of the Company as of December 31, 2002.

	Company Common Stock or Options Beneficially Owned as of December 31, 2002(1)
Name	Directly(2)	Indirectly(3)
David L. Boren	28,422	0
Norman, OK
Joseph M. Farley	155,383	4,800
Birmingham, AL
Louis T. Hagopian	186,807	0
Darien, CT
C. B. Hudson	2,168,536	192,439
Plano, TX
Joseph L. Lanier, Jr.	182,221	18,912
Lanett, AL
Mark S. McAndrew	425,597	9,873
McKinney, TX
Harold T. McCormick	0	96,146
Panama City, FL
George J. Records	104,517	0
Oklahoma City, OK
R. K. Richey	1,004,909	1,352,413
Plano, TX
Lamar C. Smith	22,179	0
Fort Worth, TX
Paul J. Zucconi	500	0
Plano, TX
Tony G. Brill	315,611	3,036
Plano, TX
Gary L. Coleman	321,183	14,358
Richardson, TX
Larry M. Hutchison	202,009	9,686
Duncanville, TX
Anthony L. McWhorter	293,828	10,524
Birmingham, AL
Rosemary J. Montgomery	257,311	546
Frisco, TX
Russell B. Tucker	63,689	7,931
Arlington, TX
All Directors, Nominees and Executive Officers as a group:(4)	5,732,702	1,720,664

(1)	No directors, director nominees or executive officers other than R. K. Richey (1.9%) and C.B. Hudson (1.9%) beneficially own 1% or more of the common stock of the Company.
(2)	Includes: for David L. Boren, 26,467 shares; for Joseph Farley, 76,485 shares; for Louis Hagopian, 124,447 shares; for Joseph Lanier, 116,628 shares; for Mark McAndrew, 314,846 shares; for Lamar Smith, 18,980 shares; for George Records, 83,867 shares; for R. K. Richey, 493,917 shares; for C. B. Hudson, 1,130,971 shares; for Tony Brill, 238,339 shares; for Anthony McWhorter, 226,377 shares; for Gary Coleman, 221,081 shares; for Larry Hutchison, 170,674 shares; for Rosemary Montgomery, 199,066 shares; for Russell Tucker, 49,466 shares; and for all directors, executive officers and nominees as a group, 3,491,611 shares, that are subject to presently exercisable Company stock options. Paul J. Zucconi holds options on 6,000 shares. None of such options are presently exercisable prior to July 2, 2003.
(3)

Indirect beneficial ownership includes shares (a) owned by the director, executive officer or spouse as trustee of a trust or executor of an estate, (b) held in a trust in which the director, executive officer or a family member living in his home has a beneficial interest, (c) owned by the spouse or a family member living in the director’s, executive officer’s or nominee’s home or (d) owned by the director or executive officer in a personal corporation or limited partnership. Indirect beneficial ownership also includes approximately 19,237 shares, 9,873 shares, 2,429 shares, 8,704 shares, 14,358 shares, 7,931 shares, 9,686 shares and 546 shares calculated based upon conversion of stock unit balances held in the accounts of Messrs. Hudson, McAndrew, Brill, McWhorter, Coleman, Tucker and Hutchison and Ms. Montgomery, respectively, in the Company Savings and Investment Plan to shares. Additionally, indirect beneficial ownership includes for Mr. Richey 461,346 shares subject to stock options held by Richey Capital Partners, Ltd., a family limited partnership and for Mr. McCormick 88,544 shares subject to stock options transferred to his spouse. Indirect ownership for Mr. McWhorter also includes approximately 1,820 shares calculated based upon conversion of stock unit balance in the Profit Sharing & Retirement Plan of Liberty (PS&R Plan) to shares.

Mr. Lanier disclaims beneficial ownership of 16,512 shares owned by his spouse and 2,400 shares owned by his children. Mr. Farley disclaims 4,800 shares held as trustee of a church endowment fund.

(4)	All directors, nominees and executive officers as a group, beneficially own 6.0% of the common stock of the Company.

During 2002, the Board of Directors met four times. In 2002, all of the directors attended at least 75% of the meetings of the Board and the committees on which they served.

Committees of the Board of Directors

The Board of Directors has the following standing committees: Audit-Messrs. Farley (Chairman), Hagopian, McCormick and Zucconi; Compensation — Messrs. Farley, Lanier (Chairman) and Hagopian; Executive — Messrs. Hudson, McAndrew and Richey (Chairman); Finance — Messrs. Farley, Lanier, McCormick, Records (Chairman) and Smith; and Nominating — Messrs. Boren, Farley, Hagopian, Lanier, McCormick, Records, Richey (Chairman) and Smith.

The audit committee recommends the independent auditors to be selected by the Board; discusses the scope of the proposed audit with the independent auditors and considers the audit reports; discusses the implementation of the auditors’ recommendations with management; reviews the fees of the independent auditors for audit and non-audit services; reviews the adequacy of the Company’s system of internal accounting controls; reviews, before publication or issuance, the quarterly and annual financial statements and any annual reports to be filed with the Securities and Exchange Commission and periodically reviews pending litigation. Additionally, the audit committee meets with the Company’s independent accountants and internal auditors both with and without management being present. The audit committee met seven times in 2002.

The compensation committee determines the compensation of senior management of the Company and its subsidiaries and affiliates. Additionally, the compensation committee administers the stock incentive plans of the Company. The compensation committee met three times in 2002.

The executive committee makes recommendations on the strategic direction to be taken by the Company to the Board of Directors. The executive committee did not meet in 2002.

The finance committee serves as the pricing committee in connection with capital financing by the Company. The finance committee did not meet in 2002.

The nominating committee reviews the qualifications of potential candidates for the Board of Directors from whatever source received, reports its findings to the Board and proposes nominations for Board membership for approval by the Board of Directors and for submission to the stockholders for approval. Recommendations of potential Board candidates may be directed to the nominating committee in care of the Corporate Secretary of the Company at the address stated herein. The nominating committee did not meet but executed one unanimous consent action in 2002.

COMPENSATION AND OTHER TRANSACTIONS WITH

EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table
	Annual Compensation			Long Term Compensation
				Awards
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)(1)	(f) Restricted Stock Award(s) ($)(2)	(g) Securities underlying Options/SARs (#)(3)	(i) All other Compensation ($)(4)

C.B. Hudson	2002	800,000	0	0	138,431	7,302
Chairman and CEO	2001	800,000	0	0	657,182	5,381
	2000	800,000	0	0	379,849	6,393

Mark S. McAndrew	2002	700,000	270,000		100,000	6,000
President and CEO of	2001	680,000	250,000	0	185,398	5,100
United American, Globe and	2000	600,000	210,000	0	90,000	5,100
American Income

Tony G. Brill	2002	569,016	130,000	0	70,000	6,000
Executive Vice President and	2001	549,000	126,000	0	130,124	5,100
Chief Administrative Officer	2000	525,000	121,000	0	68,000	5,100

Anthony L. McWhorter	2002	425,048	136,000	0	70,000	6,000
President and Chief	2001	399,048	136,000	0	133,252	5,100
Executive Officer of Liberty	2000	375,024	136,000	0	68,000	5,100
and UILIC

Gary L. Coleman	2002	370,000	120,000	0	60,000	6,000
Executive Vice President	2001	344,000	110,000	0	156,376	5,100
and Chief Financial Officer	2000	320,000	96,000	0	54,000	5,100

(1)	Mr. Hudson elected to defer all $400,000, $400,000 and $400,000 of his 2002, 2001 and 2000 bonuses and received for them Company stock options under the provisions of the Torchmark Corporation 1998 Stock Incentive Plan (1998 Incentive Plan).

(2)	At year-end 2002, Messrs. McAndrew, McWhorter and Brill held 16,800, 10,500 and 16,800 restricted shares, respectively, valued at $613,704, $383,565 and $613,704 (based on a year-end closing price of $36.53 per share). Restricted stock (40,000 shares) awarded on January 1, 1998 at $42.1875 per share to each of Messrs. McAndrew and Brill vests as follows: 1-1-99 6,400 shares; 1-1-00 6,000 shares; 1-1-01 5,600 shares; 1-1-02 5,200 shares; 1-1-03 4,800 shares; 1-1-04 4,400 shares; 1-1-05 4,000 shares; and 1-1-06 3,600 shares. Restricted stock (25,000 shares) awarded on January 1, 1998 at $42.1875 per share to Mr. McWhorter vests as follows: 1-1-99 4,000 shares; 1-1-00 3,750 shares; 1-1-01 3,500 shares; 1-1-02 3,250 shares; 1-1-03 3,000 shares; 1-1-04 2,750 shares; 1-1-05 2,500 shares; and 1-1-06 2,250 shares. Cash dividends on all restricted stock are paid directly to the stockholder at the same rate as on unrestricted stock. Messrs. McAndrew, McWhorter and Brill agreed as a condition of their restricted stock awards to waive receipt of any shares of Waddell & Reed Financial, Inc. (WDR) stock distributed by Torchmark to its common shareholders in the WDR spin-off on November 6, 1998.

(3)	On December 16, 2002, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 100,000, 100,000, 70,000, 70,000 and 60,000 Torchmark shares, respectively. On that same date, Mr. Hudson elected to receive his 2002 bonus of $400,000 in the form of Torchmark stock options on 38,431 shares.

In August 2001, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman elected to participate in a program under the 1998 Incentive Plan whereby they exercised existing Torchmark stock options and received restoration options for 519,515, 85,398, 60,124, 63,252 and 96,376 Torchmark shares, respectively. On December 13, 2001, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 100,000, 100,000, 70,000 70,000 and 60,000 Torchmark shares, respectively. Also, on that same date, Mr. Hudson elected to receive his 2001 bonus of $400,000 in the form of Torchmark stock options on 37,667 shares.

On December 20, 2000, Mr. Hudson elected to participate in a restoration program under the 1998 Incentive Plan, comparable to a November 1999 program for other eligible Company officers, directors and employees in which Mr. Hudson could not participate because of Securities and Exchange Commission rules, whereby he exercised existing Torchmark stock options and received restoration options on 251,351 Torchmark shares.

          Also, on that same date, Mr. Hudson elected to receive his 2000 bonus of $400,000 in the form of Torchmark stock options on 38,498 shares. Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 90,000, 90,000, 68,000, 68,000 and 54,000 Torchmark shares, respectively, on December 20, 2000.

(4)	Includes Company contributions to Torchmark Corporation Savings and Investment Plan, a funded, qualified defined contribution plan, for each of Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman of $6,000 in 2002 and of $5,100 in 2001 and 2000, interest only on prior contributions to the Torchmark Corporation Supplemental Savings and Investment Plan, an unfunded, non-qualified defined contribution plan, for Mr. Hudson of $1,302, $1,281 and $1,293, respectively, in 2002, 2001 and 2000.

OPTION GRANTS IN LAST FISCAL YEAR
	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term
Name (a)	Number of Securities underlying options granted(#) (b)(1)	% of total options granted to employees in fiscal year (c)	Exercise or base price ($/share) (d)	Expiration Date (e)	0% ($)	5% ($) (f)	10% ($) (g)
C.B. Hudson	100,000	9.3	37.44	12-18-12	0	2,354,583	5,966,970
	38,431	3.6	37.44	12-16-13	0	1,022,076	2,293,166

Mark S. McAndrew	100,000	9.3	37.44	12-18-12	0	2,354,583	5,966,970

Tony G. Brill	70,000	6.5	37.44	12-18-12	0	1,648,208	4,176,879

Anthony L. McWhorter	70,000	6.5	37.44	12-18-12	0	1,648,208	4,176,879

Gary L. Coleman	60,000	6.0	37.44	12-18-12	0	1,412,750	3,580,182

(1)	Options expiring on 12-18-12 are non-qualified stock options granted in Torchmark common stock pursuant to the 1998 Incentive Plan with a ten year and two day term at an exercise price equal to the closing price of the Company’s common stock on the grant date. Options expiring on 12-18-12 granted to Messrs. McAndrew, Brill, McWhorter and Coleman and to Mr. Hudson for 100,000 shares are not exercisable during the first two years after the grant date and vest on 50% of the shares two years after the grant date and on the remaining 50% of the shares three years after the grant date.

          Options expiring on 12-16-13 are non-qualified stock options granted in Torchmark stock with an eleven year term, an exercise price equal to the closing price of the Company’s common stock on the grant date and are fully vested upon issuance, but are only first exercisable as to 1/10 per year commencing on the first anniversary of the grant date. These options were received in lieu of cash payment of a bonus.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

(a) Name	(b) Shares acquired on exercise (#)	(c) Value Realized ($)	(d) Number of Securities underlying unexercised options at FY-end (#)		(e) Value of unexercised in-the-money options at FY-end ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
C.B. Hudson	0	0	1,121,983	455,103	$1,321,263	$1,041,854
Mark S. McAndrew	0	0	314,846	245,000	$1,076,383	$0
Tony G. Brill	0	0	238,339	180,454	$824,496	$19,959
Anthony L. McWhorter	0	0	226,377	180,003	$785,698	$18,564
Gary L. Coleman	0	0	221,081	154,754	$622,663	$49,443

Pension Plans

Torchmark Corporation Pension Plan (TMK Pension Plan); Liberty National Life Insurance Company Pension Plan for Non-Commissioned Employees (LNL Pension Plan).    These plans are non-contributory pension plans which cover all eligible employees who are 21 years of age or older and have one or more years of credited service. The benefits at age 65 under the TMK Pension Plan are determined by multiplying the average of the participant’s earnings in the five consecutive years in which they were highest during the ten years before the participant’s retirement by a percentage equal to 1% for each of the participant’s first 40 years of credited service plus 2% for each year of credited service up to 20 years after the participant’s 45th birthday and then reducing that result by a Social Security offset and by other benefits from certain other plans of affiliates. Benefits at age 65 under the LNL Pension Plan are determined by multiplying the average of the participant’s earnings in the five consecutive years in which they were highest during the ten years before the participant’s retirement by a percentage equal to 2% for each of the participant’s first 30 years of credited service plus 1% for each year of credited service in excess of 30 years (up to a maximum of 10 years) and then reducing that result by a Social Security offset and by other benefits from certain other plans of affiliates. Earnings for purposes of both pension plans include compensation paid by subsidiaries and affiliates, and do not include commissions, directors’ fees, expense reimbursements, employer contributions to retirement plans, deferred compensation, or any amounts in excess of $200,000 (as adjusted). Benefits under both pension plans vest 100% at five years. Upon the participant’s retirement, benefits under the plan are payable as an annuity or in a lump sum. In 2002, covered compensation was $200,000 for Messrs. Hudson, McAndrew, Brill and Coleman under the TMK Pension Plan and for Mr. McWhorter under the LNL Pension Plan.

Vested benefits under the non-qualified Torchmark Supplemental Retirement Plan, in which Messrs. Hudson, McAndrew, McWhorter and Coleman have participated, were frozen as of December 31, 1994 and no additional benefits accrue after that date pursuant to the supplementary retirement plan. Messrs. Hudson, McAndrew, McWhorter and Coleman participate in the Torchmark Supplemental Retirement Plan. Mr. Brill does not participate in any supplementary pension plan.

Messrs. Hudson, McAndrew, Brill and Coleman have 28 years, 23 years, six years and 21 years of credited service under the TMK Pension Plan, respectively. Mr. McWhorter has 28 years of credited service under the LNL Pension Plan.

The following tables show the estimated annual benefits payable under the TMK Pension Plan or LNL Pension Plan along with the TMK Supplemental Retirement Plan (which was frozen in 1994) upon retirement of participants with varying final average earnings and years of service. Primarily because of the termination of the Supplemental Retirement Plan, the benefits shown below as payable pursuant to the TMK Pension or LNL Pension Plans and the TMK Supplemental Retirement Plan may in most cases exceed the actual amounts paid. The benefits shown are offset as described above and the amounts are calculated on the basis of payments for the life of a participant who is 65 years of age.

Torchmark Pension and Supplemental Retirement Plans*

Final Average Earnings	Years of Credited Service
	15	20	25	30	35
$1,000,000	450,000	600,000	650,000	700,000	750,000
1,200,000	540,000	720,000	780,000	840,000	900,000
1,400,000	630,000	840,000	910,000	980,000	1,050,000
1,600,000	720,000	960,000	1,040,000	1,120,000	1,200,000

*	Benefits paid under a qualified defined benefit plan are limited by law in 2002 to $160,000 per year. The balance of the benefit payments shown above thus comes from the Supplemental Retirement Plan. Because benefit accruals under the Supplemental Retirement Plan ceased as of December 31, 1994, Messrs. Hudson, McAndrew and Coleman have eight years less of credited service under the Supplemental Retirement Plan than under the TMK Pension Plan.

LNL Pension and TMK Supplemental Retirement Plans*

Final Average Earnings	Years of Credited Service
	15	20	25	30	35
$100,000	30,000	40,000	50,000	60,000	65,000
200,000	60,000	80,000	100,000	120,000	130,000
300,000	90,000	120,000	150,000	180,000	195,000
400,000	120,000	160,000	200,000	240,000	260,000
500,000	150,000	200,000	250,000	300,000	325,000

*	Benefits paid under a qualified defined benefit plan are limited by law in 2002 to $160,000 per year. The balance of the benefit payments shown above thus comes from the Supplemental Retirement Plan. Because benefit accruals under the Supplemental Retirement Plan ceased as of December 31, 1994, Mr. McWhorter has eight years less of credited service under the Supplemental Retirement Plan than under the LNL Pension Plan.

Payments to Directors

Directors of the Company are currently compensated on the following basis:

(1) Directors who are not officers or employees of the Company or a subsidiary of the Company (Outside Directors) receive a fee of $1,000 for each attended Board meeting, a fee of $500 for each attended Board committee meeting, and an annual retainer of $40,000, payable each January for the entire year. They do not receive fees for the execution of written consents in lieu of Board meetings and Board committee meetings. They receive an allowance for their travel and lodging expenses if they do not live in the area where the meeting is held.

Each Outside Director is automatically awarded annually non-qualified stock options on 6,000 shares of Company common stock on the first day of each calendar year in which stock is traded on the New York Stock Exchange. The entire Board may, for calendar years commencing with 1996, award non-qualified stock options on a non-formula basis to all or such individual Outside Directors as it shall select. Such options may be awarded at such times and for such number of shares as the Board in its discretion determines. The price of such options may be fixed by the Board at a discount not to exceed 25% of the fair market value on the grant date or at the fair market value of the stock on the grant date.

Commencing with 1997 retainer and meeting and committee fees (assuming attendance at all scheduled meetings), Outside Directors may annually elect to make deferrals of such compensation for the following year into the interest-bearing account of the Torchmark Corporation 1996 Non-Employee Director Stock Option Plan (for amounts earned prior to 1999) and pursuant to the deferred compensation stock option provisions of the 1998 Incentive Plan (for amounts earned in 1999 and in subsequent years). They may subsequently elect to convert such balances to stock options with either fair market value or discounted exercise prices. In December 2001, Messrs. Hagopian, Lanier, McCormick, Records and Richey chose to make such deferrals of 2002 compensation, which were converted in 2002 into options on 4,777, 4,221, 4,662, 4,125, and 27,408 shares, respectively, with fair market value exercise prices.

(2) Beginning in January, 1993, directors who are officers or employees of the Company or a subsidiary of the Company waived receipt of all fees for attending Board meetings. They do not receive fees for the execution of written consents in lieu of Board meetings or Board committee meetings. They also do not receive a fee for attending Board committee meetings or an annual retainer. They are reimbursed their travel and lodging expenses, if any.

(3) Compensation paid to the director serving as Chairman of the Executive Committee is determined annually by the Compensation Committee in their discretion. Pursuant to the terms of a Consultation Agreement, the Compensation Committee determined to pay R.K. Richey $250,000 for service in 2002 as Chairman of the Executive Committee. Mr. Richey elected to defer this compensation and received it in the form of Torchmark stock options which are included in the options reported on page 16, paragraph 3 of this section.

Each person who served as a director on or prior to February 29, 2000 is eligible to receive upon retirement from the Board a retirement benefit payable annually, in an amount equal to $200 a year for each year of service as a director or advisory director up to 25 years, but not less than $1,200 a year. In determining this benefit, the number of years of service may include years as a director of a subsidiary of the Company if the payment for such years by the Company is in place of a payment which would otherwise be made by the subsidiary. Directors who retired prior to the termination of this retirement benefit program effective February 29, 2000, have been and will continue to receive their retirement benefit payments in cash. Directors with accrued but unpaid retirement benefits under this program on the date of termination were offered the opportunity to convert the present value of such retirement benefits on that date to options in Company common stock. Accordingly, Messrs. Boren, Farley, Hagopian, Lanier, McCormick, Records, Richey and Smith received stock options reflecting the present value of their respective retirement benefits on February 29, 2000.

Other Transactions

Robert Richey, son of R.K. Richey and formerly a Vice President of a Company subsidiary, received compensation and fringe benefits from that Company subsidiary in 2002 of $100,307.

In 2002, the Company paid MidFirst Bank $118,190 in fees as the servicing agent for portions of the Company subsidiaries’ commercial real estate portfolios. George J. Records is an officer, director and 38.33% beneficial owner of Midland Financial Co., the parent corporation of MidFirst Bank.

Lamar C. Smith is an officer and director of First Command Financial Services, Inc. (First Command) a corporation 100% owned by the First Command Employee Stock Ownership Plan (First Command ESOP). Mr. Smith is a beneficiary of the First Command ESOP although he has no ability to vote the stock of First Command that is held by the First Command ESOP. First Command, with 545 home office agency employees and more than 1,000 appointed agents both inside and outside the United States, receives commissions as the military agency distribution system for selling certain life insurance products offered by Torchmark’s insurance subsidiaries pursuant to agency agreements. In 2002, that company received commission payments of $52,613,000 for sales of life insurance on behalf of Torchmark subsidiaries, which comprised approximately 28.4% of First Command’s 2002 revenues.

Liberty, a Torchmark subsidiary, is also party to a coinsurance agreement with First Command Life Insurance Company, a First Command subsidiary, whereby Liberty cedes back to First Command Life on an annual basis approximately 5% of the life insurance business sold by First Command Life on behalf of Liberty and First Command Life annually pays Liberty certain designated percentages of renewal and first year premiums as expense reimbursement and the actual amount of commissions paid or advanced on the premium received. Additionally, under this agreement, Liberty and other Torchmark subsidiaries provide First Command Life with certain administrative, accounting and investment management services. In 2002, Liberty paid $781,000 to First Command Life in premiums and received $77,000 in expense reimbursements, $16,000 in benefit repayments and $1,232,000 as commission reimbursements.

Torchmark subsidiaries, United American and Liberty, entered into a $27,000,000 7% collateral loan agreement (maximum principal amount and accumulated interest) with IRA in 1998 and a 7.55% construction loan agreement in an amount not to exceed $22,500,000 with First Command in 2001, respectively. UA made a $7,000,000 loan in 1998 and a $15,000,000 loan to IRA under the collateral loan agreement. The largest aggregate amount of indebtedness outstanding from IRA to United American under the collateral loan during 2002 was $22,659,891 and as of March 14, 2003, the outstanding balance of the collateral loan was $21,749,273. The construction loan, which will result in a permanent fifteen year mortgage financing at a rate of 2.25% over the ten year treasury rate at inception but not less than 7%, had an outstanding principal balance of $19,708,825 at February 15, 2003. The largest aggregate indebtedness to Liberty from First Command under the construction loan during 2002 was $19,396,270.

R.K. Richey is a 25% owner of Stonegate Realty Co., LLC, the parent company of Elgin Development Company, LLC (Elgin Development). Elgin Development in 1999 purchased certain investment real estate from Torchmark and its subsidiaries and as a part of the consideration for the purchase issued its collateralized 8% Promissory Note (Note) due September 30, 2009 to Torchmark. The largest aggregate principal amount of indebtedness outstanding to Torchmark on such Note during 2002 was $10,526,234. As of March 14, 2003, the outstanding principal balance of this indebtedness was $10,061,488.

R. K. Richey is also a one-third owner of Stonegate Management Company, LLC (Stonegate Management). In 2002, pursuant to contractual agreements, Torchmark subsidiaries paid $748,937 to a Stonegate Management subsidiary for building management and maintenance services on Liberty, Globe, and United American real estate and $259,595 for leased rental property.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, the Company’s directors, its executive officers, and any persons holding more than ten percent of the Company’s common stock are required to report their initial ownership of the Company’s common stock and other equity securities and any subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange and to submit copies of these reports to the Company. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all required Section 16(a) filings applicable to its executive officers, directors, and greater than ten percent beneficial owners were timely and correctly made except that R.K. Richey amended one Form 4 to correctly reflect his total direct shareholdings resulting from a reported 2001 gift of shares to charity and amended three Form 4s to report shares directly held in his charitable remainder annuity trust and indirectly held in his spouse’s charitable remainder unitrust which were inadvertently omitted from the original filings.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation of senior executives of Torchmark and its subsidiaries and affiliates is determined by the Compensation Committee of the Board of Directors. The Compensation Committee, comprised entirely of outside directors, meets to fix annual salaries in advance and bonuses for the current year of executives earning more than $150,000, to review annual goals and reward outstanding annual performance of executives, to grant stock options pursuant to the 1998 Stock Incentive Plan and to determine senior executives eligible to participate in the executive deferred compensation stock option program under the 1998 Incentive Plan.

In 1993, the Compensation Committee employed an unaffiliated executive compensation consulting firm, Towers Perrin, to assist it in reviewing executive compensation policies and the payment of bonuses to executives. In 1997, the Compensation Committee utilized an unaffiliated executive compensation consultant from KPMG Peat Marwick LLP to review certain of its executive compensation policies and practices. In 2002, the Compensation Committee reviewed compensation of the Chief Executive Officer and the four most highly compensated executives of each of Torchmark’s peer group companies relative to the compensation of comparable Company executives. The Compensation Committee met in 2002 with the Chairman and Chief Executive Officer to discuss the salaries and bonuses of the five most highly compensated executives, including the Chairman. Also, the Compensation Committee received written materials discussing compensation of the Chairman, the four other most highly compensated executives and persons reporting to these five most highly compensated executives.

Compensation Principles

The business philosophy of the Company focuses on maintenance and improvement of insurance operating margins and other operating margins through the efficient management of assets and control of costs. The Company’s executive compensation program is based on principles which align compensation with this business philosophy, company values and management initiative. The program also takes into consideration competitive remuneration practices in the insurance and financial services sectors. Torchmark’s executive compensation program seeks to attract and retain key executives necessary to the long-term success of the Company, to mesh compensation with both annual and long-term strategic plans and goals and to reward executives for their efforts in the continued growth and success of the Company. Annual goals for executive compensation focus on a number of factors, including but not limited to, growth in earnings per share, return on equity and pre-tax operating income for holding company executives and on insurance operating income, underwriting income and premium growth for the executives of the Company’s insurance subsidiaries.

To the extent readily determinable and as one of the factors in its consideration of compensation matters, the Compensation Committee considers the anticipated tax treatment to the Company and to the executives of various payments and benefits. Some types of compensation payments and their deductibility depend upon the timing of an executive’s vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee’s control also affect the deductibility of compensation. For these and other reasons, the Compensation Committee will not necessarily and in all circumstances limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Salary and Bonus System

For some time the Company has used a system of salaries and bonuses to reward executives of the Company and its subsidiaries for performance relative to annual goals. These goals vary by operating company based upon that particular company’s current position. Annually, the Company’s Chairman and Chief Executive Officer calculates a proposed pool to fund current year bonuses and subsequent year salaries for all executives whose combined cash compensation exceeds $150,000 per year. The proposed salary/bonus pool is determined based upon a formula that takes into account succeeding year salaries and current year bonuses paid, reported and adjusted earnings per share for the prior and current years and average diluted shares outstanding. The amount of the proposed pool is submitted to the Compensation Committee for its review and approval.

The Compensation Committee, in consultation with the Company’s Chairman and Chief Executive Officer, then reviews each subsidiary’s performance relative to the goals and fixes salaries and bonuses for that operating subsidiary’s executives. The degree to which these executives have met their particular subsidiary’s goals in turn determines the amount of the bonus, if any, and whether senior executive officers of the Company receive salary increases. Such executives do not receive any cost of living salary adjustments.

Stock Option Program

The Company began awarding stock options to executives and key employees in 1984. The option plan under which options in Company common stock were awarded in 2002 was adopted in April 1998. It has as its stated purpose attracting and retaining employees who contribute to the Company’s success and enabling those persons to participate in that long-term success and growth through an equity interest in the Company. To this end, the Compensation Committee, as administrator of the 1998 Incentive Plan, grants non-qualified stock options to officers and key employees at the market value of the Company’s common stock on the date of the grant, the size of the grant being based generally on the current compensation of such officers or key employees. The five most highly compensated executive officers are paid salaries and bonuses commensurate with the level of their responsibilities and therefore they typically are awarded a larger number of option shares than other employees with lesser levels of compensation and responsibility. In 2002, for the most highly compensated executive officers shown in the Summary Compensation Table on page 12, the options granted were in proportion to current compensation adjusted by a subjective factor ranging from .1230 to .1647.

Decisions regarding stock option grants are made annually and the number of options previously awarded to an individual executive officer is not a substantial consideration in determining the amount of options granted to that officer in the future. Once an officer has been awarded options and becomes a part of the stock option program, he or she will typically continue to be eligible from year to year for consideration for stock option awards related to salary.

Stock options may be exercised using cash or previously-owned stock for payment or through a simultaneous exercise and sale program. Such stock options generally become first exercisable to the extent of 50% of the shares on the second anniversary of the option grant date and on the remaining 50% of the shares on the third anniversary of the option grant date.

Deferred Compensation Option Program

The Company’s 1998 Incentive Plan, adopted in April, 1998, contains provisions permitting designated executives to receive deferred compensation stock options. The plan permits eligible executives to defer salary and/or bonus on an annual basis into an interest-bearing account and subsequently on a one time basis within a limited time period to elect to convert all or a portion of their deferred compensation into Company stock options granted at market value or at a discount not to exceed 25%. The Compensation Committee did not designate any Company executives to participate in this program in 2002. However, Mr. Hudson elected to receive all of his 2002 bonus in the form of stock options under the regular provisions of the 1998 Incentive Plan.

Compensation of Chief Executive Officer

C. B. Hudson joined the Company subsidiary Globe in 1974 as its Chief Actuary and subsequently has served as a senior executive officer and director of the Company’s principal insurance subsidiaries since that time. During the period 1982 to 1991, he was elected as Chairman and Chief Executive Officer of United American, Globe and Liberty, all principal insurance subsidiaries of the Company. Mr. Hudson was elected to the Torchmark Board of Directors in 1986 and was named Chairman of Insurance Operations of the Company in January 1993. He assumed the responsibilities of Chairman, President and Chief Executive Officer of the Company on March 10, 1998. Effective as of April 2001, he serves as Chairman and Chief Executive Officer of the Company.

Mr. Hudson’s base salary is determined by the Compensation Committee considering his current job responsibilities and a comparison of salaries paid at peer companies.

Mr. Hudson’s bonus and stock options, which are also determined by the Compensation Committee, were based upon his leadership and ability to enhance the long term value of the Company. Mr. Hudson was awarded a 2002 discretionary bonus of $400,000 from the pool by the Compensation Committee, all of which he chose to receive in the form of Company stock options granted at market value. The Compensation Committee granted Mr. Hudson market value stock options on 100,000 shares in December 2002.

Mr. Hudson’s base salary, bonus and any stock options awarded to him were not directly tied to any one or a group of specific measures of corporate performance.

In the three-year period 2000-2002, which is covered by the Summary Compensation Table on page 12, Torchmark’s diluted operating earnings per share grew from $2.64 per share in 1999 to $3.51 per share in 2002. Return on equity decreased to 16.5% in 2002 from 16.8% in 1999. Torchmark repurchased 14.9 million shares in the 2000-2002 period under its share repurchase program, 11.3% of the outstanding shares at the beginning of that period.

Compensation of Other Executives

The other executive officers listed in the Summary Compensation Table in the Proxy Statement are compensated by salary and a discretionary bonus which may be impacted by a number of factors, including but not limited to, growth in earnings per share and return on equity at the Company and growth in insurance operating income, underwriting income and premium of the various Company subsidiaries, affiliates or areas of operation for which each is responsible. The pool of funds available for determining their salaries and bonuses is calculated based upon the formula described in the discussion of the salary and bonus system. Determination of any salary increase or bonus award to such an executive is then recommended by the Chairman and Chief

Executive Officer in his discretion based upon an evaluation of a number of factors, including those listed above, to the Compensation Committee for its decision.

Mr. McAndrew serves as an Executive Vice President of the Company and as President and Chief Executive Officer of United American, Globe and American Income. He is responsible for the Company’s direct response insurance marketing. Mr. McAndrew was awarded a $270,000 discretionary bonus by the Compensation Committee for 2002, which he chose to receive in cash.

Mr. Brill is the Executive Vice President and Chief Administrative Officer in charge of insurance administration for Torchmark and all its insurance subsidiaries. The Compensation Committee awarded Mr. Brill a $130,000 discretionary bonus for 2002, which he elected to take in cash.

Mr. McWhorter is an Executive Vice President of the Company and the President and Chief Executive Officer of Liberty and UILIC. Mr. McWhorter was awarded a $136,000 discretionary bonus by the Compensation Committee for 2002, which he elected to be paid in cash.

Mr. Coleman serves as Executive Vice President and Chief Financial Officer of the Company. He has been responsible for the Company’s accounting operations since 1994 and is also in charge of all financial areas. The Compensation Committee awarded Mr. Coleman a $120,000 discretionary bonus for 2002, which he chose to be paid in cash.

Compensation and Company Performance

As indicated above, the annual aspect of executive compensation for holding company executives of Torchmark centers on growth in the earnings per share and return on equity as well as increases in pre-tax operating income and for executives of the insurance subsidiaries on growth in underwriting income and premium income. Excluding amortization of goodwill in 2001, pre-tax operating income was $640 million in 2002, an increase of 11% over 2001. Diluted operating earnings per share grew from $3.21 per share in 2001 to $3.51 per share in 2002, a 9% change. Return on equity was 16.5% in 2002 compared to 16.6% in 2001. Premium income, which made up 83% of the Company’s total revenues, rose to $2.28 billion in 2002 from $2.22 billion in 2001. Underwriting income comprised 56% of the Company’s pre-tax operating income for 2002. Underwriting income decreased from $368 million to $359 million in 2002 from 2001.

The above performance resulted in compensation increases to certain of the Company’s executives as a group shown in the Summary Compensation Table on page 12. Cash compensation paid persons who are listed in that table increased 3.7% in 2002 over 2001.

The long-term portion of the executive compensation program centers on stock value through the granting of stock options. Over the last three fiscal years diluted operating earnings per share have increased 33% and rose from $2.64 in 1999 to $3.51 in 2002.

Joseph L. Lanier, Jr., Chairman

Joseph M. Farley

Louis T. Hagopian

The foregoing Compensation Committee Report on Executive Compensation shall not be deemed “filed” with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of three directors: Joseph M. Farley, who currently serves as Committee Chairman; Louis T. Hagopian, Harold T. McCormick and Paul J. Zucconi. All of the Audit Committee members are independent as that term is currently defined in the rules of the New York Stock Exchange (“NYSE”). In April 2000, the Board of Directors reviewed and made a determination under NYSE listing standards Section 393.01(B)(3)(b) that in their business judgment, Mr. McCormick was independent and that his former business relationship with the Company which terminated in July 1998 does not interfere with his exercise of independent judgment. During 2001, the Board of Directors, exercising their business judgment and with Mr. Farley abstaining, designated Joseph M. Farley as the member of the Audit-Committee possessing “accounting or related financial management expertise” under the current NYSE rules.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the Company’s consolidated financial reports, its internal financial and accounting controls, and its auditing, accounting and financial reporting processes generally. In June 2000, the Board of Directors approved and adopted a written Audit Committee Charter, which was amended in February 2002.

In discharging its oversight responsibilities regarding the audit process, the Audit Committee reviewed and discussed the audited consolidated financial statements of Torchmark as of and for the year ended December 31, 2002 with Company management and Deloitte & Touche LLP (Deloitte), the independent auditors. The Audit Committee received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, discussed with Deloitte any relationships which might impair that firm’s independence from management and the Company and satisfied itself as to the auditors’ independence. The Audit Committee reviewed and discussed with Deloitte all communications required by auditing standards generally accepted in the United States of America, including Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements be included in Torchmark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

Joseph M. Farley, Chairman

Louis T. Hagopian

Harold T. McCormick

Paul J. Zucconi

The foregoing Audit Committee Report shall not be deemed “filed” with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees, including out-of-pocket expenses, billed to Torchmark for the fiscal year ended December 31, 2002 by the Company’s principal accountants, Deloitte & Touche LLP.

Audit Fees		$1,087,913	(a)
Financial Information Systems Design and Implementation Fees		0
All Other Fees:
Tax Services	275,745
Actuarial Services	50,870
Audit Related:
Audits of Employee Benefit Plans	89,000
Preparation of Registration Statements and Comfort Letters	0
Other Services:
Regulatory Services for Market Conduct Examinations	79,746
Assistance with Insurance Department Examinations	19,270
		514,631	(b)

		$1,602,544

(a)	Includes those fees for professional services and out-of-pocket expenses in connection with the audits of the separate statutory financial statements of Torchmark’s insurance company subsidiaries.
(b)	The Audit Committee has considered whether the provision of these services is compatible with maintaining the principal accountants’ independence.

SUPPLEMENTAL INFORMATION

The following table is provided only as supplemental information. It sets out the aggregate fees, including out-of-pocket expenses billed to Torchmark for the fiscal year-ended December 31, 2002 by the Company’s principal accountants, Deloitte & Touche, LLP in the format which will be required for such disclosures after May 6, 2003.

Audit Fees	$1,087,913
Audit Related(a)	89,000
Total Audit and Audit Related Fees		1,176,913
Tax Fees(b)		275,745
All Other Fees:
Actuarial Services	50,870
Insurance Department Examinations	99,016
Total All Other Fees		149,886

		$1,602,544

(a)	Fees paid for the audits of the Company’s employee benefit plans.
(b)	Includes fees for tax compliance, examinations, protests, advice and planning.

The line graph shown above compares the yearly percentage change in Torchmark’s cumulative total return on its common stock with the cumulative total returns of the Standard and Poor’s 500 Stock Index (S&P 500) and the Standard and Poor’s Life & Health Insurance Index (S&P Insurance (Life/Health)). Torchmark is one of the companies whose stock is included within both the S&P 500 and the S&P Insurance (Life/Health).

Information for graph produced by Research Data Group, Inc.

MISCELLANEOUS INFORMATION

Proposals of Stockholders

In order for a proposal by a stockholder of the Company to be eligible to be included in the proxy statement and proxy form for the annual meeting of stockholders in 2004, the proposal must be received by the Company at its home office, 2001 Third Avenue South, Birmingham, Alabama 35233, on or before November 21, 2003. If a stockholder proposal is submitted outside the proposal process mandated by Securities and Exchange Commission rules, it will be considered untimely if received after February 4, 2004.

General

The cost of this solicitation of proxies will be paid by the Company. The Company is requesting that certain banking institutions, brokerage firms, custodians, trustees, nominees, and fiduciaries forward solicitation material to the underlying beneficial owners of the shares of the Company they hold of record. The Company will reimburse all reasonable forwarding expenses.

The Annual Report of the Company for 2002, which accompanies this proxy statement, includes a copy of the Company’s Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2002 and the financial statements and schedules thereto. Upon request and payment of copying cost, the exhibits to the Form 10-K will be furnished. These written requests should be directed to Investor Relations Department, Torchmark Corporation at its address stated above.

By Order of the Board of Directors

Carol A. McCoy

Vice President, Associate Counsel & Secretary

March 24, 2003

ATTACHMENT A

TORCHMARK CORPORATION

ANNUAL MANAGEMENT INCENTIVE PLAN

(Effective as of January 1, 2003)

1.    Purpose.

The purposes of the Plan are to enable the Company and its Subsidiaries to attract, retain, motivate and reward qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to the Company’s performance. The Plan is designed to assure that amounts paid to certain executive officers of the Company will not fail to be deductible by the Company for Federal income tax purposes because of the limitations imposed by Section 162(m).

2.    Definitions.

Unless the context requires otherwise, the following words as used in the Plan shall have the meanings ascribed to each below, it being understood that masculine, feminine and neuter pronouns are used interchangeably and that each comprehends the others.

(a)	“Board” shall mean the Board of Directors of the Company.

(b)    “Bonus Pool” shall mean the bonus pool established each year by the Committee from which all eligible executives of the Company and its Subsidiaries (not just Participants in the Plan) may be paid bonuses. The total amount of the Bonus Pool for a given performance period is determined by taking a percentage of the Company’s pre-tax operating income for the performance period. Such percentage will be determined each year by the Committee and will not exceed 1.0%.

(c)    “Committee” shall mean the Compensation Committee of the Board (or such other committee of the Board that the Board shall designate from time to time) or any subcommittee thereof comprised of two or more directors each of whom is an “outside director” within the meaning of Section 162(m).

(d)    “Company” shall mean Torchmark Corporation, a Delaware corporation.

(e)    “Covered Employee” shall have the meaning set forth in Section 162(m).

(f)    “Change in Control” shall be deemed to have occurred if (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or any two or more persons acting as a partnership, syndicate or other such group (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock of the Company is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company’s then outstanding securities; (ii) during any period of two consecutive years (not including any period prior to the adoption of the Plan), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii), or (iv) of this paragraph) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board; (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 20% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. If any of the events enumerated in clauses (i) through (iv) occur, the Board shall determine the effective date of the Change in Control resulting therefrom, for purposes of the Plan.

(g) “Deferral Period” shall mean the period of time during which payment of any amount otherwise payable under the Plan is deferred pursuant to Section 5(b) or Section 5(c) hereof, subject to the right of the Committee to terminate the Deferral Period as provided in Section 5(f).

(h)    “Participant” shall mean (i) each executive officer of the Company who the Committee designates as a participant under the Plan and (ii) each other key employee of the Company or a Subsidiary who the Committee designates as a participant under the Plan.

(i)    “Plan” shall mean the Torchmark Corporation Annual Management Incentive Plan, as set forth herein and as may be amended from time to time.

(j)    “Section 162(m)” shall mean Section 162(m) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(k)    “Subsidiary” shall mean any entity of which the Company possesses directly or indirectly fifty percent or more of the total combined voting power of all classes of stock of such entity.

3.	Administration.

The Committee shall administer and interpret the Plan; provided, however, that in no event shall the Plan be interpreted in a manner which would cause any amount payable under the Plan to any Covered Employee to fail to qualify as performance-based compensation under Section 162(m). The Committee shall establish the performance objectives for any calendar year in accordance with Section 4 and certify whether such performance objectives have been attained. Any determination made by the Committee under the Plan shall be final and conclusive. The Committee may employ such legal counsel, consultants and agents (including counsel or agents who are employees of the Company or a Subsidiary) as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant or agent and any computation received from such consultant or agent. All expenses incurred in the administration of the Plan, including, without limitation, for the engagement of any counsel, consultant or agent, shall be paid by the Company. No member or former member of the Board or the Committee shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan other than as a result of such individual’s willful misconduct.

4.	Bonuses.

(a)    Performance Criteria. On or before March 31 of each year (or such other date as may be required or permitted under Section 162(m)), the Committee shall establish the performance criteria that must be satisfied in order for a Participant to receive a bonus for such year, including threshold, target and maximum performance levels for each performance criteria. Any such performance objectives will be based upon the relative or comparative achievement of one or more of the following criteria, as determined by the Committee: (i) for officers of the Company, growth in net operating income per share, pre-tax operating income and/or return on equity, or (ii) for officers of Subsidiaries, growth in insurance operating income, underwriting income and/or insurance premium.

(b)    Maximum Amount Payable. In connection with the establishment of the performance criteria for Participants in the Plan for a given year, the Committee will establish target bonus amounts for each Participant, which will be the maximum bonus amount payable to a Participant assuming that all of the relevant performance criteria are met. Notwithstanding the foregoing, (i) the Chief Executive Officer of the Company may be paid a bonus for any calendar year not to exceed 15% of the amount of the Bonus Pool for that year, (ii) the other four Covered Employees, as a group, may be paid bonuses for any calendar year not to exceed, in the aggregate, 25% of the Bonus Pool for that year, and (iii) the maximum bonus amount payable to any Participant for any single calendar year hereunder shall be $1,500,000.

(c)    Determination of Bonus Amounts.    Following the end of each year, the Committee will determine the extent to which the performance criteria for such Participant have been met and certify such determination. Based on such determination, the Committee shall determine the amount of the bonus payable to such Participant for such year.

(d)    Termination of Employment.    Unless the Committee shall otherwise determine, if a Participant voluntarily resigns employment or is terminated involuntarily prior to the last day of the calendar year for which the bonus is payable or prior to the date on which the bonus amounts are determined by the Compensation Committee for such calendar year, any bonus payable for such calendar year shall be forfeited. If Participant’s employment terminates for any other reason (including, without limitation, his death, disability or retirement under the terms of any retirement plan maintained by the Company or a Subsidiary) prior to the last day of the calendar year for which the bonus is payable, such Participant shall receive an annual bonus equal to the amount the Participant would have received as an annual bonus award if such Participant had remained an employee through the end of the year multiplied by a fraction, the numerator of which is the number of days that elapsed during the calendar year in which the termination occurs prior to and including the date of the Participant’s termination of employment and the denominator of which is 365.

(e)    Negative Discretion.    Notwithstanding anything else contained in Section 4(b) to the contrary, the Committee shall have the right, in its absolute discretion, (i) to reduce or eliminate the amount otherwise payable to any Participant under Section 4(b) based on individual performance or any other factors that the Committee, in its discretion, shall deem appropriate and (ii) to establish rules or procedures that have the effect of limiting the amount payable to each Participant to an amount that is less than the maximum amount otherwise authorized under Section 4(b).

(f)    Affirmative Discretion.    Notwithstanding any other provision in the Plan to the contrary, (i) the Committee shall have the right, in its discretion, to pay to any Participant who is not a Covered Employee an annual bonus for such year in an amount up to the maximum bonus payable under Section 4(b), based on individual performance or any other criteria that the Committee deems appropriate and (ii) in connection with the hiring of any person who is or becomes a Covered Employee, the Committee may provide for a minimum bonus amount in any calendar year, regardless of whether performance objectives are attained.

5.	Payment.

(a)    Payment.    Except as otherwise provided hereunder, payment of any bonus amount determined under Section 4 shall be made to each Participant as soon as practicable after the Committee certifies that one or more of the applicable performance criteria have been attained (or, in the case of any bonus payable under the provisions of Section 4(f), after the Committee determines the amount of any such bonus). Any such payments shall be made in cash or, at the option of the Participant and subject to the approval of the Committee, in stock options (if such options are available under any properly approved and adopted plan in conformance with applicable regulations). In the event that any bonuses are paid in the form of stock options, the terms of such stock options shall be set forth in the applicable plan and/or stock option agreement or grant document.

(b)    Voluntary Deferral.    Notwithstanding Section 5(a), the Committee may permit a Participant to defer payment of any portion of a bonus to a date or event later than that specified by the Committee. Any such election shall be made at such time or times, and subject to such terms and conditions, as the Committee shall determine, including, but not limited to, provisions for the payment of amounts deferred under this Section 5 in the event of retirement, death or disability of the Participant prior to the end of the Deferral Period.

(c)    Deferrals at the Election of the Committee.    Notwithstanding anything in the Plan to the contrary, the Committee may defer all or any portion of any distribution of an award to be made hereunder to the extent such distribution, when added to all other payments to be made to a Participant in a calendar year, would not be deductible compensation paid by the Company for Federal income tax purposes within the meaning of Section 162(m). The deferred amount of the award shall be paid to such Participant (or, in the event of his or her death, to his or her designated beneficiary or, if none, to his or her estate) in a lump sum, or in installments, if necessary to preserve the deductibility of such payment, as of the earliest date that the payment of the deferred amount, or portion thereof, when added to all other payments to be made to a Participant in a calendar year, would be deductible by the Company for Federal income tax purposes within the meaning of Section 162 of the Code (including Section 162(m)).

(d)    Accounting for Deferrals.    Any amount deferred under this Section 5 shall be credited to one or more bookkeeping accounts for the benefit of such Participant on the books and records of the Company. Such amounts shall be deemed held in cash and shall be credited with such rate of interest or such deemed rate of earnings as the Committee shall specify from time to time.

(e)    Payment of Deferred Amounts.    Amounts attributable to any amount deferred under the Plan, regardless of whether deferred pursuant to Section 5(b) or 5(c), shall be paid or commence to be paid, at the election of the Participant, at the end of the applicable Deferral Period or as of the first business day of the calendar year next following the end of the Deferral Period. Payment of such amounts shall be made, at the Participant’s election, in a lump sum or in five, ten or such other number of annual installments as shall be permitted by the Committee. If a Participant does not timely elect the time at which or the form in which such amounts shall be paid, such amounts shall be paid immediately following the end of the Deferral Period and in a lump sum, unless the Committee shall specify a different time or method of payment. The Committee may, in its discretion, accelerate the order to alleviate a financial hardship, as defined by IRS Regulations under Section 457, incurred by the Participant due to an unforeseeable emergency beyond the Participant’s control.

(f)    Termination of Deferral Period.    Notwithstanding anything else contained in the Plan to the contrary, the Committee may, in its discretion, terminate any Deferral Period in respect of any Participant. Such elective termination will be deemed to be the end of the Deferral Period for purposes of determining when payment of the Participant’s interest is to commence under Section (e).

(g)    Change in Control.    Upon the occurrence of a Change in Control, unless otherwise determined and agreed upon by all interested parties, including the Participant, all amounts deferred under Section 5(b) or Section 5(c) shall become immediately due and shall promptly be paid to the Participant.

6.    General Provisions.

(a)    Effectiveness of the Plan.    Subject to the approval by the holders of the Common Stock at the 2003 Annual Meeting of Stockholders, the Plan shall be effective with respect to calendar years beginning on or after January 1, 2003, and ending on or before December 31, 2007, unless the term hereof is extended by action of the Board.

(b)    Amendment and Termination.    Notwithstanding Section 6(a), the Board or the Committee may at any time amend, suspend, discontinue or terminate the Plan; provided, however, that no such amendment, suspension, discontinuance or termination shall adversely affect the rights of any Participant in respect of any calendar year which has already commenced and no such action shall be effective without approval by the stockholders of the Company to the extent necessary to continue to qualify the amounts payable hereunder to Covered Employees as performance-based compensation under Section 162(m).

(c)    Designation of Beneficiary.    Each Participant may designate a beneficiary or beneficiaries (which beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant’s death. Such designation may be changed or canceled at any time without the consent of any such beneficiary. Any such designation, change or cancellation must be made in a form approved by the Committee and shall not be effective until received by the Committee. If no beneficiary has been named, or the designated beneficiary or beneficiaries shall have predeceased the Participant, the beneficiary shall be the Participant’s spouse or, if no spouse survives the Participant, the Participant’s estate. If a Participant designates more than one beneficiary, the rights of such beneficiaries shall be payable in equal shares, unless the Participant has designated otherwise.

(d)    No Right of Continued Employment.    Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of the Company or any of its Subsidiaries.

(e)    Interpretation.    Notwithstanding anything else contained in this Plan to the contrary, to the extent required to so qualify any award as other performance based compensation within the meaning of Section 162(m)(4)(C) of the Code, the Committee shall not be entitled to exercise any discretion otherwise authorized under this Plan (such as the right to accelerate vesting without regard to the achievement of the relevant performance objectives) with respect to such award if the ability to exercise such discretion (as opposed to the exercise of such discretion) would cause such award to fail to qualify as other performance based compensation under Section 162(m).

(f)    No Limitation to Corporation Action.    Nothing in this Plan shall preclude the Committee or the Board, as each or either shall deem necessary or appropriate, from authorizing the payment to the eligible employees of compensation outside the parameters of the Plan, including, without limitation, base salaries, awards under any other plan of the Company and/or its Subsidiaries (whether or not approved by stockholders), any other bonuses (whether or not based on the attainment of performance objectives) and retention or other special payments; provided, however, that if the stockholders of the Company do not approve the Plan at the first annual meeting of stockholders following the adoption of the Plan, the Plan set forth herein shall not be implemented.

(g)    Nonalienation of Benefits.    Except as expressly provided herein, no Participant or beneficiary shall have the power or right to transfer, anticipate, or otherwise encumber the Participant’s interest under the Plan. The Company’s obligations under this Plan are not assignable or transferable except to (i) a corporation which acquires all or substantially all of the Company’s assets or (ii) any corporation into which the Company may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant’s beneficiaries, heirs, executors, administrators or successors in interest.

(h)    Withholding.    Any amount payable to a Participant or a beneficiary under this Plan shall be subject to any applicable Federal, state and local income and employment taxes and any other amounts that the Company or a Subsidiary is required at law to deduct and withhold from such payment.

(i)    Severability.    If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

(j)    Governing Law.    The Plan shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to the principles of conflict of laws.

(k)    Headings.    Headings are inserted in this Plan for convenience of reference only and are to be ignored in a construction of the provisions of the Plan.

TORCHMARK CORPORATION

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1-866-361-3802 • Use any touch-tone telephone. • Have your Proxy Form in hand. • Enter the Control Number located in the box below. • Follow the simple recorded instructions.	OR	https://www.proxyvotenow.com/tmk • Go to the website address listed above. • Have your Proxy Form in hand. • Enter the Control Number located in the box below. • Follow the simple instructions.	OR	• Mark, sign and date your Proxy Card. • Detach card from Proxy Form. • Return the card in the postage-paid envelope provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. **If you have submitted your proxy by telephone or the internet, there is no need for you to mail back your proxy.**

CONTROL NUMBER FOR TELEPHONE OR INTERNET VOTING

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☒ Votes must be indicated (x) in Black or Blue ink.

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR election of directors, FOR Proposals 2 and 3 and AGAINST Proposal 4.

1. Election of Directors

FOR ALL ☐ WITHHOLD FOR ALL ☐ *EXCEPTIONS ☐

Nominees: (01) David L. Boren, (02) Louis T. Hagopian, (03) Harold T. McCormick, (04) Paul J. Zucconi

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.)

*Exceptions ____________________

	FOR	AGAINST	ABSTAIN
2. Ratification of Auditors	☐	☐	☐
3. Approval of Annual Management Incentive Plan	☐	☐	☐
4. Shareholder Proposal	☐	☐	☐

Mark here if you wish to discontinue receiving an annual report. ☐

SCAN LINE

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date	Share Owner sign here	Co-Owner sign here

Dividend Reinvestment: Torchmark maintains a Dividend Reinvestment Plan for all holders of its common stock. Under the plan, shareholders may reinvest all or part of their dividends in additional shares of common stock and may also make periodic additional cash payments of up to $3,000 toward the purchase of Torchmark stock. Participation is entirely voluntary. More information on the plan can be obtained by calling 1-866-557-8699.

Direct Deposit of Dividends: Torchmark is now making direct deposit of cash dividends available to its shareholders. To obtain information and materials for participation in this service, please call 1-866-557-8699.

www.torchmarkcorp.com: Torchmark's web site, **http://www.torchmarkcorp.com,** contains financial information about the company and information regarding our insurance subsidiaries. The Company's Shareholder Rights Policy is also posted on the web site.

Multiple Annual Reports: Securities and Exchange Commission rules require that an annual report precede or be included with proxy materials. If you have multiple accounts, you may be receiving more than one annual report, which is costly to Torchmark and may be inconvenient to you. You may authorize Torchmark to discontinue mailing extra reports by marking the appropriate box on the reverse side of the proxy card for selected accounts. At least one account MUST continue to receive an annual report. Eliminating these duplicate mailings will not affect receipt of future proxy statements, proxy cards or dividend checks.To resume the mailing of an annual report to an account, please call 1-866-557-8699.

P R O X Y

TORCHMARK CORPORATION

Proxy/Direction Card for Annual Meeting on April 24, 2003

This Proxy/Direction is solicited by the Board of Directors of The Company.
The undersigned hereby appoints C. B. Hudson and Larry M. Hutchison, jointly and severally with full power of substitution, to vote all shares of common stock which the undersigned holds of record and is entitled to vote at the Annual Meeting of Shareholders to be held at the offices of the Company, 2001 Third Avenue South, Birmingham, Alabama on the 24th day of April, 2003 at 10:00 a.m. (CDT), or any adjournment thereof. All shares votable by the undersigned including shares held of record by agents or trustees for the undersigned as a participant in the Dividend Reinvestment Plan (DRP), Torchmark Corporation Savings and Investment Plan (TTP), Waddel & Reed Financial, Inc. 401-K and Savings and Investment Plan (WR 401K), Liberty National Life Insurance Company 401K Plan (LNL 401K) and the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (LNL PS&R) will be voted in the manner specified and in the discretion of the persons named above or such agents or trustees on such other matters as may properly come before the meeting.

To change your address, please mark this box. ☐

(change of address/comments)

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TORCHMARK CORPORATION
P.O. BOX 11173
NEW YORK, N.Y. 10203-0173

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The Proxy Committee cannot vote your shares unless you sign and return this card.